
Mail Stop 4720

May 3, 2016

Via E-mail
M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South
Suite 900
Nashville, TN 37201

> **Re: Pinnacle Financial Partners, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 15, 2016**
> **File No. 333-210787**

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.	Please revise the cover page to indicate what you anticipate the total merger consideration to be. In addition, also indicate on the cover that there is a floor price that must be met for the transaction to close and a related termination right if the floor price is not met.

Opinion of Avenue's Financial Advisor, page 39

2.	Please quantify the fees Avenue paid to KBW for the services it provided in the past two years. Refer to your disclosure the final paragraph on page 50.

Conditions to the Completion of the Merger, page 62

3.   Please revise the sentences on the bottom of page 64 that instructs the reader that "these representations and warranties should not be relied on" by investors. Please note that disclosure regarding an agreement's representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Exhibits

4.   Please include as exhibits to your filing the voting agreements Avenue's directors and/or executive officers have entered into with Pinnacle to vote in favor of the merger.

5.   Please file the employment agreements that certain Avenue executives will have with you upon consummation of the merger. We note that entering into these agreements is a condition to close the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Bob Thompson, Bass, Berry & Sims PLC